**Remgro**
***Limited***

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

04036566

26 August 2004



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
**WASHINGTON, D.C. 20549**
United States of America

**REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)**

Ladies and Gentlemen

In connection with Remgro Limited's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we wish to formally notify you of the retirement is Mr Pieter Gysbert Steyn as director of this Company on 25 August 2004.

The current members of the Board of Directors are:-

| | |
|---|---|
| Mr Johann P Rupert | Non-Executive Chairman |
| Mr M H Visser | Deputy Chairman and Chief Executive Officer |
| Mr P E Beyers | |
| Mr W E Bührmann | |
| Mr G D de Jager | |
| Mr J W Dreyer | |
| Mr D M Falck | |
| Mr P K Harris | |
| Dr E de la H Hertzog | |
| Mr E Molobi | |
| Mr J F Mouton | |
| Mr J E Preller | |
| Mr D Prins | |
| Mr F Robertson | |
| Mr T van Wyk | |



This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom of Skadden, Arps, Slate, Meagher & Flom at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,

M Lubbe
Company Secretary

Dlw 8/30

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

# Remgro
**Limited**

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

26 August 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
**WASHINGTON, D.C. 20549**
United States of America

**REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)**

Ladies and Gentlemen

In connection with Remgro Limited's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we wish to formally notify you of the retirement is Mr Pieter Gysbert Steyn as director of this Company on 25 August 2004..

The current members of the Board of Directors are:-

| | |
|---|---|
| Mr Johann P Rupert | Non-Executive Chairman |
| Mr M H Visser | Deputy Chairman and Chief Executive Officer |
| Mr P E Beyers | |
| Mr W E Bührmann | |
| Mr G D de Jager | |
| Mr J W Dreyer | |
| Mr D M Falck | |
| Mr P K Harris | |
| Dr E de la H Hertzog | |
| Mr E Molobi | |
| Mr J F Mouton | |
| Mr J E Preller | |
| Mr D Prins | |
| Mr F Robertson | |
| Mr T van Wyk | |

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom of Skadden, Arps, Slate, Meagher & Flom at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,

M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya